UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                              Spherix Incorporated
                                (Name of Issuer)

                         Common Stock, $0.005 par value
                         (Title of Class of Securities)

                                    84842R106
                                 (CUSIP Number)

                                November 16, 2009
             (Date of Event Which Requires Filing of this Statement)


     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:
     [ ]  Rule 13d-1(b)
     [X]  Rule 13d-1(c)
     [ ]  Rule 13d-1(d)





----------------
     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                               Page 1 of 10 Pages

CUSIP No. 84842R106                   13G                  Page 2 of 10 Pages

--------------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS

            Hartz Capital Investments, LLC
--------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
            (see instructions)                                     (a) [X]
                                                                   (b) [ ]
--------------------------------------------------------------------------------
     (3)    SEC USE ONLY
--------------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            New Jersey
--------------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         -----------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    685,167 shares of Common Stock
OWNED BY       -----------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      -----------------------------------------------------------------

PERSON WITH:  (8)   SHARED DISPOSITIVE POWER
                    685,167 shares of Common Stock
--------------------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            685,167 shares of Common Stock
--------------------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions)
                                                                       [ ]
--------------------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
            4.76% (See Item 4)
--------------------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON (see instructions)
            OO
--------------------------------------------------------------------------------

CUSIP No. 84842R106                   13G                  Page 3 of 10 Pages

--------------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS

            Empery Asset Management, LP
--------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
            (see instructions)                                     (a) [X]
                                                                   (b) [ ]
--------------------------------------------------------------------------------
     (3)    SEC USE ONLY
--------------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         -----------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    770,056 shares of Common Stock
OWNED BY       -----------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      -----------------------------------------------------------------

PERSON WITH:  (8)   SHARED DISPOSITIVE POWER
                    770,056 shares of Common Stock
--------------------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            770,056 shares of Common Stock
--------------------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions)
                                                                       [ ]
--------------------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
            5.35% (See Item 4)
--------------------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON (see instructions)
            PN
--------------------------------------------------------------------------------

CUSIP No. 84842R106                   13G                  Page 4 of 10 Pages

--------------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS

            Ryan M. Lane
--------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
            (see instructions)                                     (a) [X]
                                                                   (b) [ ]
--------------------------------------------------------------------------------
     (3)    SEC USE ONLY
--------------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
--------------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         -----------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    770,056 shares of Common Stock
OWNED BY       -----------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      -----------------------------------------------------------------

PERSON WITH:  (8)   SHARED DISPOSITIVE POWER
                    770,056 shares of Common Stock
--------------------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            770,056 shares of Common Stock
--------------------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions)
                                                                       [ ]
--------------------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
            5.35% (See Item 4)
--------------------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON (see instructions)
            IN
--------------------------------------------------------------------------------

CUSIP No. 84842R106                   13G                  Page 5 of 10 Pages

--------------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS

            Martin D. Hoe
--------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
            (see instructions)                                     (a) [X]
                                                                   (b) [ ]
--------------------------------------------------------------------------------
     (3)    SEC USE ONLY
--------------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
--------------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         -----------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    770,056 shares of Common Stock
OWNED BY       -----------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      -----------------------------------------------------------------

PERSON WITH:  (8)   SHARED DISPOSITIVE POWER
                    770,056 shares of Common Stock
--------------------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            770,056 shares of Common Stock
--------------------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions)
                                                                       [ ]
--------------------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
            5.35% (See Item 4)
--------------------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON (see instructions)
            IN
--------------------------------------------------------------------------------

CUSIP No. 84842R106                   13G                  Page 6 of 10 Pages


Item 1.

(a)  Name of Issuer

            Spherix Incorporated, a Delaware corporation (the "Company")

(b)  Address of Issuer's Principal Executive Offices

            6430 Rockledge Drive, Suite 503
            Bethesda, MD 20817

Item 2(a).  Name of Person Filing

      This statement is filed by the entities and persons listed below, who are collectively referred to herein as "Reporting Persons," with respect to the shares of Common Stock (as defined in Item 2(d) below) of the Company:

      MANAGED ACCOUNT

      (i) Hartz Capital Investments, LLC with respect to the shares of Common Stock held by it in an account managed by the Investment manager (as defined below) (the "Managed Account").

      INVESTMENT MANAGER

      (ii) Empery Asset Management, LP (the "Investment Manager"), with respect to the shares of Common Stock held by the Managed Account and certain funds to which the Investment Manager serves as investment manager (collectively, the "Empery Funds").

      REPORTING INDIVIDUALS

      (iii) Mr. Ryan M. Lane ("Mr. Lane"), with respect to the shares of Common Stock held by the Managed Account and the Empery Funds.

      (iv) Mr. Martin D. Hoe ("Mr. Hoe"), with respect to the shares of Common Stock held by the Managed Account and the Empery Funds.

      The Investment Manager serves as the investment manager to each of the Managed Account and the Empery Funds. Each of the Reporting Individuals is a Managing Member of Empery AM GP, LLC (the "General Partner"), the general partner of the Investment Manager.

Item 2(b).  Address of Principal Business Office or, if none, Residence

      The address of the principal business office of each of the Reporting Persons is:

      120 Broadway, Suite 1019
      New York, New York 10271

Item 2(c).  Citizenship

      Citizenship is set forth in Row 4 of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person.

Item 2(d)  Title of Class of Securities

CUSIP No. 84842R106                   13G                  Page 7 of 10 Pages


        Common Stock, $0.005 par value (the "Common Stock")

Item 2(e)  CUSIP Number

        84842R106

Item 3. If this statement is filed pursuant to ss.ss.240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a) [ ] Broker or dealer registered under Section 15 of the Act (15 U.S.C.
        78o).

(b) [ ] Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) [ ] Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

(d) [ ] Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e) [ ] An investment adviser in accordance with ss.240.13d-1(b)(1)(ii)(E);

(f) [ ] An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F);

(g) [ ] A parent holding company or control person in accordance with ss.240.13d-1(b)(1)(ii)(G);

(h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j) [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.   Ownership

       Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

The information as of the filing date required by Items 4(a) - (c) is set forth in Rows 5 - 11 of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person. The Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2009 filed on November 16, 2009 indicates that the total number of outstanding shares of Common Stock as of November 2, 2009 is 14,389,778. The percentages set forth on Row 11 of the cover page for each Reporting Person is based on the Company's outstanding shares of Common Stock.

In addition to the reported shares of Common Stock, (i) the Managed Account holds Warrants to purchase 491,304 shares of Common Stock and (ii) certain funds managed by the Investment Manager hold Warrants to purchase 60,870 shares of Common Stock. However, pursuant to the terms of these warrants, the Reporting Persons cannot exercise any of these warrants until such time as the Reporting Persons would not beneficially own, after any such exercise, more than 4.99% of the outstanding shares of Common Stock.

CUSIP No. 84842R106                   13G                  Page 8 of 10 Pages


The Investment Manager, which serves as the investment manager to the Managed Account and the Empery Funds, may be deemed to be the beneficial owner of all shares of Common Stock owned by the Managed Account and the Empery Funds. Each of the Reporting Individuals, as Managing Members of the General Partner of the Investment Manager with the power to exercise investment discretion, may be deemed to be the beneficial owner of all shares of Common Stock owned by the Managed Account and the Empery Funds. Each of the Investment Manager and the Reporting Individuals hereby disclaims any beneficial ownership of any such shares of Common Stock, except for their pecuniary interest therein.

Item 5.  Ownership of Five Percent or Less of a Class

        If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [ ]

Item 6.  Ownership of More than Five Percent on Behalf of Another Person

        Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

        Not applicable.

Item 8.  Identification and Classification of Members of the Group

        See Exhibit I.

Item 9.  Notice of Dissolution of Group

        Not applicable.

Item 10. Certification

        By signing below each of the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits:

Exhibit I: Joint Filing Agreement, dated as of November 20, 2009, by and among Hartz Capital Investments, LLC, Empery Asset Management, LP, Ryan M. Lane and Martin D. Hoe.

CUSIP No. 84842R106                   13G                  Page 9 of 10 Pages


                                   SIGNATURES

        After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.

Dated: November 20, 2009

EMPERY ASSET MANAGEMENT, LP               HARTZ CAPITAL INVESTMENTS, LLC

By: EMPERY AM GP, LLC, its General        By: EMPERY ASSET MANAGEMENT, LP, its
    Partner                                   Authorized Agent

                                          By: EMPERY AM GP, LLC, its General
By: /s/ Ryan M. Lane                          Partner
------------------------------
Name: Ryan M. Lane
Title: Managing Member                    By: /s/ Ryan M. Lane
                                          ----------------------------------
                                          Name: Ryan M. Lane
                                          Title: Managing Member



/s/ Martin D. Hoe                         /s/ Ryan M. Lane
------------------------------            ----------------------------------
MARTIN D. HOE                             RYAN M. LANE

CUSIP No. 84842R106                   13G                  Page 10 of 10 Pages


                                    EXHIBIT I

                             JOINT FILING AGREEMENT

This will confirm the agreement by and among the undersigned that the Schedule 13G filed with the Securities and Exchange Commission on or about the date hereof with respect to the beneficial ownership by the undersigned of the common stock, par value $0.005 per share of Spherix Incorporated is being filed, and all amendments thereto will be filed, on behalf of each of the persons and entities named below in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated: November 20, 2009

EMPERY ASSET MANAGEMENT, LP               HARTZ CAPITAL INVESTMENTS, LLC

By: EMPERY AM GP, LLC, its General        By: EMPERY ASSET MANAGEMENT, LP, its
    Partner                                   Authorized Agent

                                          By: EMPERY AM GP, LLC, its General
By: /s/ Ryan M. Lane                          Partner
------------------------------
Name: Ryan M. Lane
Title: Managing Member                    By: /s/ Ryan M. Lane
                                          ----------------------------------
                                          Name: Ryan M. Lane
                                          Title: Managing Member



/s/ Martin D. Hoe                         /s/ Ryan M. Lane
------------------------------            ----------------------------------
MARTIN D. HOE                             RYAN M. LANE